Exhibit 1

Transactions in Ordinary Shares

The following table sets forth transactions in the Ordinary Shares made by the Reporting Persons within the past 60 days.

Each of the transactions was a purchase effected for cash in the open market.

Date	Shares Purchased by the Reporting Persons	Price
November 10, 2025	14,775	$8.97
November 11, 2025	16,558	$8.98
November 12, 2025	11,687	$8.99
November 13, 2025	41,050	$8.97
November 13, 2025	15,930	$8.71
November 13, 2025	100,000	$8.72
November 14, 2025	100,000	$8.85
November 17, 2025	60,000	$8.95
November 18, 2025	96,730	$8.52
November 19, 2025	100,000	$8.61